

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Scot A. Scheer
President
Big Time Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

  **Re: Big Time Acquisition, Inc.**
    **Form 10-12G**
    **Filed October 15, 2010**
    **File No. 000-54159**

Dear Mr. Scheer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

2. Please revise to include page numbers in your next amendment.

3. Please revise throughout to clarify that Mr. Scheer is the sole officer and director. We note references throughout your filing to your "officers," "directors" and "members of management."

4. Please revise to refer to yourself consistently as either the "registrant" or the "company."

Description of Business

5. Please revise to disclose that as of the most recent audited period you possess no significant assets or financial resources and have no cash on hand. Also, please disclose that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

6. Please disclose your monthly "burn rate" and, to the extent possible, an estimate of the amount of money needed to accomplish your goals, including the cost of complying with the reporting requirements of the Securities Exchange Act of 1934 and the "substantial cost for accountants, attorneys, and others."

Business of Issuer

7. Please explain, in light of the fact that you have no assets, revenue, or cash, how you have "unrestricted flexibility" in seeking, analyzing, and participating in potential business opportunities.

Management's Discussion and Analysis or Plan of Operation

8. Please revise to disclose the amount of cash in your treasury as of the most recent practicable date or advise.

9. Please revise to disclose whether you already have commitments from stockholders, management or other investors to provide loans or to invest in your company. If you have, please file the agreement with the next amendment.

10. Please revise to disclose in this section your anticipated costs related to the filing of Exchange Act reports and consummating an acquisition.

11. We note your disclosure that your lack of diversification should be considered a substantial risk. Please add this disclosure to your risk factors section.

Risk Factors

12. Please revise to add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or to complete a business combination.

13. Please add a risk factor that discusses the risks associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the difficulties of establishing and maintaining acceptable internal control over financial reporting. In this regard, we note that you appear to have no full-time employees, revenue, or assets.

Our business is difficult to evaluate because we have no operating business and our . . .

14. We note your disclosure that there is a risk that you will be unable to continue as a going concern.  Please revise to clarify that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

We cannot assure you that following a business combination, we may seek the listing of our . . .

15. Please disclose that there can be no assurance that you will find a market maker and that an active market may not develop even if you are listed on the OTC Bulletin.  In addition, please update your reference to the American Stock Exchange or advise.

Security Ownership of Certain Beneficial Owners and Management

16. Since you name Mr. Scheer as the control person of LMIC, please include those shares with his in the beneficial ownership table.  You can use a footnote to clarify that LMIC is the means by which he owns 10% of the shares.

Directors, Executive Officers, Promoters and Control Persons

17. Please limit background information to the requirements of Item 401(e)(1) of Regulation S-K.  For example, you disclose jazz festivals that Mr. Scheer has participated in.  In addition, we note that your disclosure covers more than the past five years and includes business experience that does not appear to be material or to refer to relevant qualifications.  Please revise or advise.

18. Please revise to discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company.  Refer to Item 401(e)(1) of Regulation S-K.

19. We note your disclosure that Mr. Scheer has owned and operated several small businesses during the last 20 years.  If material, please revise to provide additional information regarding the operations of these businesses to the extent that it will provide additional information regarding Mr. Scheer's experience and relevant qualifications to serve as your sole director and president.

20. Please revise to correct the typographical error in the SEC file number for LMIC, Inc.

Executive Compensation

21. You state that your sole officer and director has not received any cash remuneration since inception.  Please explain why you have not included any disclosure in this section regarding the issuance of shares to Mr. Scheer in exchange for founder services. Refer to Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, Director Independence

22. Please provide the basis on which Lisa DeNunzio and LMIC, Inc are related persons in this section. In addition, please disclose the approximate dollar amount for each sale of shares disclosed in this section. Refer to Item 404 of Regulation S-K. If applicable, please also make corresponding changes to your disclosure in your recent sales of unregistered securities section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,


Max A. Webb
Assistant Director